Exhibit 99.1

Silicom Ltd. and its Subsidiary Condensed Interim Consolidated Financial Statements As of June 30, 2014 (Unaudited)

Silicom Ltd. and its Subsidiary

Condensed Interim Consolidated Financial Statements as of June 30, 2014 (unaudited)

Silicom Ltd. and its Subsidiary

Condensed Interim Consolidated Balance Sheets (unaudited)

		June 30,	December 31,
		2014	2013
	Note	US$ thousands	US$ thousands

Assets

Current assets
Cash and cash equivalents		15,525	12,997
Short-term bank deposits		-	3,000
Marketable securities	3	15,094	14,871
Accounts receivable:
Trade (net of provision for doubtful accounts of $20 thousands as of June 30, 2014 and December 31, 2013)		14,553	14,866
Other		1,690	2,460
Inventories	4	28,239	28,778
Deferred tax assets		506	274

Total current assets		75,607	77,246

Marketable securities	3	23,731	24,370

Assets held for employees' severance benefits		1,584	1,543

Deferred tax assets		432	439

Property, plant and equipment ("PP&E"), net		2,258	1,479

Intangible assets, net		147	180

Total assets		103,759	105,257

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Silicom Ltd. and its Subsidiary

Condensed Interim Consolidated Balance Sheets (unaudited) (Continued)

		June 30,	December 31,
		2014	2013
	Note	US$ thousands	US$ thousands

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable		3,569	6,814
Other accounts payable and accrued expenses		5,346	5,134

Total current liabilities		8,915	11,948

Long-term liability
Liability for employees' severance benefits		2,694	2,618

Total liabilities		11,609	14,566

Shareholders' equity	6
Ordinary shares and additional paid-in capital		39,914	38,647
Treasury shares		(38)	(38)
Retained earnings		52,274	52,082

Total shareholders' equity		92,150	90,691

Total liabilities and shareholders’ equity		103,759	105,257

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Silicom Ltd. and its Subsidiary

Condensed Interim Consolidated Statements of Operations (unaudited)

		Three-month period		Six-month period
		ended June 30,		ended June 30,
		2014	2013	2014	2013
		US$ thousands		US$ thousands
		(Except for share and		(Except for share and
	Note	per share data)		per share data)

Sales	7	17,918	15,715	36,922	30,745
Cost of sales		10,730	9,414	21,996	18,415

Gross profit		7,188	6,301	14,926	12,330

Operating expenses
Research and development		1,586	1,345	3,044	2,589
Sales and marketing		1,082	864	2,062	1,713
General and administrative		619	613	1,285	1,227

Total operating expenses		3,287	2,822	6,391	5,529

Operating income		3,901	3,479	8,535	6,801

Financial income, net		58	62	163	180

Income before income taxes		3,959	3,541	8,698	6,981

Income taxes		632	252	1,323	589

Net income		3,327	3,289	7,375	6,392

Income per share:
Basic income per ordinary share (US$)		0.463	0.462	1.027	0.902

Weighted average number of ordinary
shares used to compute basic income
per share (in thousands)		7,183	7,115	7,179	7,089

Diluted income per ordinary share (US$)		0.453	0.453	1.005	0.886

Weighted average number of ordinary
shares used to compute diluted income
per share (in thousands)		7,337	7,263	7,340	7,218

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Silicom Ltd. and its Subsidiary

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (unaudited)

	Ordinary shares		Additional paid-in capital	Treasury shares	Retained earnings	Total shareholders’ Equity
	Number of shares(1)	US$ thousands

Balance at
January 1, 2013	7,007,426	21	36,065	(38)	38,918	74,966

Exercise of options	132,587	*-	1,893	-	-	1,893
Share-based compensation	-	-	668	-	-	668
Dividend	-	-	-	-	(3,913)	(3,913)
Net income	-	-	-	-	17,077	17,077

Balance at
December 31, 2013	7,140,013	21	38,626	(38)	52,082	90,691

Exercise of options	42,500	*-	800	-	-	800
Share-based compensation	-	-	467	-	-	467
Dividend	-	-	-	-	(7,183)	(7,183)
Net income	-	-	-	-	7,375	7,375

Balance at
June 30, 2014	7,182,513	21	39,893	(38)	52,274	92,150

(1)	Net of 14,971 shares held by the subsidiary.

*	Less than 1 thousand.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Silicom Ltd. and its Subsidiary

Condensed Interim Consolidated Statements of Cash Flows (unaudited)

	Six-month period
	ended June 30,
	2014	2013
	US$ thousands
Cash flows from operating activities
Net income	7,375	6,392

Adjustments required to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization	427	307
Write-down of obsolete inventory	231	944
Liability for employees' severance benefits, net	35	141
Discount of marketable securities	422	331
Share-based compensation expense	467	333
Deferred taxes	(225)	(186)
Capital (gain) loss	-	1
Changes in assets and liabilities:
Accounts receivable - trade	310	3,066
Accounts receivable - other	731	(293)
Inventories	308	(12,901)
Trade accounts payable	(3,408)	665
Other accounts payable and accrued expenses	212	231
Net cash provided by (used in) operating activities	6,885	(969)

Cash flows from investing activities
Proceeds from (investments in) short term bank deposits, net	3,000	1,027
Purchases of property, plant and equipment	(1,027)	(388)
Proceeds from maturity of marketable securities	10,000	2,418
Purchases of marketable securities	(9,990)	(5,703)
Net cash provided by (used in) investing activities	1,983	(2,646)

Cash flows from financing activities
Exercise of options	800	1,423
Dividend	(7,183)	(3,913)
Net cash used in financing activities	(6,383)	(2,490)

Effect of exchange rate changes on cash balances held	43	50

Increase (decrease) in cash and cash equivalents	2,528	(6,055)

Cash and cash equivalents at beginning of period	12,997	13,306
Cash and cash equivalents at end of period	15,525	7,251

Supplementary cash flow information
A. Non-cash transactions - Investments in PP&E	146	44
B. Cash paid during the period for Taxes	845	1,113

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Silicom Ltd. and its Subsidiary
Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 1 - General

Silicom Ltd. is an Israeli corporation engaged in designing, manufacturing, marketing and supporting high performance networking and data infrastructure solutions for a broad range of servers, server based systems and communications devices.

The Company’s shares have been traded in the United States on the National Association of Securities Dealers Automated Quotation System ("NASDAQ”), since February 1994 and in Israel on the Tel Aviv Stock Exchange ("TASE"), since December 2005. Since February 11, 2008, the Company's shares have been traded on the NASDAQ Global Market (prior thereto they were traded on the NASDAQ Capital Market). Since June 16, 2013 the Company's shares have been included in the Tel-Aviv 100 Index.

Silicom markets its products directly, through Original Equipment Manufacturers (“OEMs”) which sell the Company’s connectivity products under their own private labels or incorporate the Company’s products into their products.

In these Condensed Interim Consolidated financial statements the terms "Company" or Silicom refer to Silicom Ltd. and its wholly owned subsidiary, Silicom Connectivity Solutions, Inc., whereas the term "subsidiary" refers to Silicom Connectivity Solutions, Inc.

Note 2 - Summary of Significant Accounting Policies

A.	Basis of presentation

The accompanying Condensed Interim Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and contain all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary to present fairly the financial information included therein. It is suggested that these condensed interim consolidated financial statements be read in conjunction with the audited consolidated financial statements and related notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2013. Results for the interim period presented are not necessarily indicative of the results to be expected for the full year.

B.	Estimates and assumptions

The preparation of the condensed interim consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of PP&E, allowances for doubtful accounts, deferred tax assets, inventory, investments, share-based compensation and other contingencies.

Silicom Ltd. and its Subsidiary
Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 2 - Summary of Significant Accounting Policies (cont’d)

C.	Share-based compensation

The Company recognizes compensation expense based on estimated grant date fair value in accordance with ASC Topic 718, Compensation - Stock Compensation as follows:
When portions of an award vest in increments during the requisite service period (graded-vesting award), the Company’s accounting policy is to recognize compensation cost for the award over the requisite service period for each separately vesting portion of the award.

D.	Fair Value Measurements

The Company's financial instruments include mainly cash and cash equivalents, accounts receivable, short term bank deposits, marketable securities and accounts payable. The carrying amounts of these financial instruments approximate their fair value. For marketable securities fair value see Note 3.

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

E.	Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASU 2014-09). ASU 2014-09 outlines a new, single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance.
The new model will require revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period and early adoption is not permitted. The standard can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company is currently assessing the impact that this updated standard will have on its consolidated financial statements and footnote disclosures.

Note 3 - Marketable Securities

The Company's investment in marketable securities as of December 31, 2013 and June 30, 2014 are classified as “held-to-maturity” and consist of the following:

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding	Aggregate
	cost basis**	gains	(losses)	fair value*
	US$ thousands
At December 31, 2013
Held to maturity:
Corporate debt securities and
government debt securities
Current	15,015	20	(76)	14,959
Non-Current	24,617	69	(167)	24,519

	39,632	89	(243)	39,478

At June 30, 2014
Held to maturity:
Corporate debt securities
Current	15,272	7	(103)	15,176
Non-Current	23,928	-	(250)	23,678

	39,200	7	(353)	38,854

*	Fair value is being determined using quoted market prices in active markets (Level 1).
**	Including accrued interest in the amount of $391 thousands and $375 thousands as of December 31, 2013 and June 30, 2014 respectively.

Silicom Ltd. and its Subsidiary
Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 3 - Marketable Securities (Cont’d)

The amortized cost, gross unrealized losses and fair value of the debt securities by major interest type, mostly fixed interest, were as follows:

	December 31, 2013
		Net unrealized
		holding
	Amortized cost	gains/(losses)	Fair value
	US$ thousands

Up to 2%	34,945	(217)	34,728
2.05% - 2.951%	4,687	63	4,750
	39,632	(154)	39,478

	June 30, 2014
		Net unrealized
		holding
	Amortized cost	gains/(losses)	Fair value
	US$ thousands

Up to 2%	35,073	(291)	34,782
2.05% - 2.951%	4,127	(55)	4,072
	39,200	(346)	38,854

Activity in marketable securities in six month period ended in June 30, 2014:
US$ thousands
Balance at January 1, 2014	39,632

Purchases of marketable securities	9,990
Discount of marketable securities	(422)
Proceeds from maturity of marketable securities	(10,000)
Balance at June 30, 2014	39,200

Silicom Ltd. and its Subsidiary
Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 3 - Marketable Securities (Cont’d)

The following table summarizes the gross unrealized losses on investment securities for which other-than-temporary impairments have not been recognized and the fair value of those securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2014:

	Less than 12 months		12 months or more		Total
	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value
Held to maturity

Corporate debt securities	(191)	16,875	(162)	17,223	(353)	34,098

The unrealized losses on the investments were caused by interest rate increases. The Company has the ability and intent to hold these investments until maturity and it is more likely than not that the Company will not be required to sell any of the securities before recovery; therefore these investments are not considered other than temporarily impaired.

Note 4 - Inventories

	June 30,	December 31,
	2014	2013
	US$ thousands

Raw materials and components	7,545	9,041
Products in process	14,075	13,081
Finished products	6,619	6,656
	28,239	28,778

Silicom Ltd. and its Subsidiary
Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 5 - Contingencies

Outstanding Legal Proceeding

On March 2, 2012 Internet Machines LLC, a Texas limited liability company filed a patent infringement lawsuit in the United States District Court for the Eastern District of Texas (the "Court") against numerous defendants (including many switch manufacturers) with respect to certain patents for switches, and included the Company's US subsidiary amongst the list of defendants named in such lawsuit. The lawsuit claims that the defendants have infringed certain patents purported to be owned by Internet Machines LLC and seeks unspecified compensation for damages as well as injunctive relief. The defendants filed answers and counterclaims to the complaint asserting that they do not infringe any claims of the asserted patents and the claims of the patents are invalid and/or unenforceable. On September 4, 2012, the Court granted the defendants' motion to stay the pending litigation. While one of the Company's switch suppliers (which is also named as a defendant in the aforesaid lawsuit) has agreed to indemnify the Company with respect to certain liabilities, there is no certainty that the Company will ultimately be able to collect all or any amounts under such indemnity should the Company be found liable under the lawsuit. The Company is unable at this time to assess the likelihood of an unfavorable outcome or range of potential loss.

Note 6 - Share based compensation

On April 30, 2014, the Company granted, in the aggregate, 74,000 Restricted Share Units (RSUs) to certain of its directors, employees and consultants under the 2013 Plan. In relation to this grant:

1.	50% of the RSUs vest on the second anniversary of the date of grant and the additional 50% of the RSUs vest on the third anniversary of the date of the grant.

2.	The fair value of RSUs is estimated based on the market value of the Company’s stock on the date of grant, less an estimate of dividends that will not accrue to RSU holders prior to vesting.

3.	The Company recognizes compensation expenses on these RSUs based on estimated grant date fair value, with the following assumptions:

Expected dividend yield	2.06%
Termination rate	4.35%

4.
Compensation expenses incurred during the six and three month periods ended June 30, 2014 in relation to this grant were approximately US$ 210 thousand. As at June 30, 2014, there were approximately US$ 2,842 thousand of unrecognized compensation costs related to this grant to be recognized over a weighted average period of 2.34 years.

Silicom Ltd. and its Subsidiary
Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 7 - Sales

Sales to single customers exceeding 10% of sales:

	Six-month period ended June 30,
	2014	2013
	US$ thousands

Customer “A”	11,036	9,985
Customer “B”	*	3,265

* Less than 10% of sales.